UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 7)

Under the Securities Exchange Act of 1934

MAIDEN HOLDINGS, LTD.
(Name of Issuer)

Common Shares, $.01 par value
(Title of Class of Securities)

G5753U112
(CUSIP Number)

with copies to:
Maiden Holdings, Ltd.
94 Pitts Bay Road
Pembroke HM08, Bermuda
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON:
Leah Karfunkel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)
(a)
(b)
3	SEC USE ONLY

4	SOURCE OF FUNDS:
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States of America

Number of	7	SOLE VOTING POWER:
Shares
Beneficially		5,500,470
Owned by	8	SHARED VOTING POWER:
Each
Trustee		1,292,130 (1)
With:	9	SOLE DISPOSITIVE POWER:

		5,500,470
	10	SHARED DISPOSITIVE POWER:

		1,292,130 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
6,792,600 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDE CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
4.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions):
IN

(1)	Leah Karfunkel disclaims beneficial ownership of 1,292,130 of these shares held by the HOD Foundation (“HOD”), a charitable foundation.

This Amendment No. 7 on Schedule 13D (the “Schedule 13D”) is being filed by the undersigned to amend the Schedule 13D/A filing made on June 23, 2016. Except as specifically amended and supplemented by this Amendment No. 7, the Schedule 13D remains in full force and effect. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.
Item 1. Security and Issuer.
Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The title and class of equity security to which this Amendment No. 7 to Schedule 13D relates is the Common Shares, par value $.01 per share (the “Common Shares”), of Maiden Holdings, Ltd., an insurance holding company organized under the laws of Bermuda (the “Issuer”). The address of the Issuer’s principal executive offices is 94 Pitts Bay Road, Pembroke HM08, Bermuda.
Item 2. Identity and Background.
This report is being filed by Leah Karfunkel (the “Reporting Person”), with a business address of 59 Maiden Lane, New York, New York 10038. The Reporting Person is a citizen of the United States of America. The Reporting Person is a private investor.
During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The purpose of this filing is to report the updated beneficial ownership percentage as a result of the issuance of 14,360,652 new Common Shares by the Issuer on December 27, 2022, in connection with the conversion of all of the Issuer’s outstanding 8.25% Non-Cumulative Preference Shares, Series A, 7.125% Non-Cumulative Preference Shares, Series C and 6.700% Non-Cumulative Preference Shares, Series D for the Company’s common shares, $0.01 par value per share.
Item 5. Interest in Securities of the Issuer.
Items 5(a) and 5(e) of the Schedule 13D is hereby amended and supplemented as follows:

(a)
The 6,792,600 Common Shares reported in this Amendment No. 7, represent approximately 4.8% of the Common Shares outstanding, based on 142,971,499 Common Shares outstanding as of November 8, 2022, which is the sum of: (i) 87,171,499 Common Shares outstanding as of November 8, 2022, and (ii) an aggregate 55,800,000 Common Shares issued by the Issuer on December 27, 2022 in exchange for all of the Company’s outstanding 8.25% Non-Cumulative Preference Shares, Series A, 7.125% Non-Cumulative Preference Shares, Series C and 6.700% Non-Cumulative Preference Shares, Series D for the Company’s common shares, $0.01 par value per share, each as reported in the definitive information statement on Schedule 14C, filed by the Issuer with the Commission on November 21, 2022.

(e)	As of December 27, 2022, the Reporting Person ceased to be the beneficial owner of more than five percent of the Ordinary Shares.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 6, 2023

LEAH KARFUNKEL

By:	/s/ Leah Karfunkel